March 16, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mark A. Wojciechowski

Dear Sir:

Re:

Paramount Energy Trust

Form 40-F/A for the Fiscal Year Ended December 31, 2004

Filed November 30, 2005

File No. 333-98233

Further to your conversation with Aaron Thompson of our offices we attach clean and blacklined drafts of the following documents related to the annual reporting period ending December 31, 2004:

1.

Form 40-F/A;

2.

amended consolidated annual financial statements;

3.

amended management’s discussion and analysis; and

4.

amended US GAAP reconciliation.

Please note that we are in the process of obtaining new audit reports on the financial statements and US GAAP reconciliation in light of revisions to those documents.  We will include them in our filed documents.  As such, the audit report on the financial statements at this point does not contain the reference to our auditors nor the electronic signature requested at this point.

We also attach drafts of the section 302 certificates that must be re-executed in conjunction with the amended filing.  Please confirm that these certificates will not have to be amended despite the assertion in the Form 40-F/A that our disclosure controls and procedures are not effective for the period ended December 31, 2004.  We think the standard language works as the certificate cross references back to the Form 40-F/A.

As you requested, Paramount Energy Operating Corp., the Administrator of PET, acknowledges that:

Paramount Energy Trust

500, 630 – 4th Ave. SW

Calgary, AB T2P 0J9

Tel:  (403) 269-4400

Fax:  (403) 269-4444

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file the amended Form 40-F/A on Monday, March 20, 2006.  In the interim, if you have any questions or concerns, please do not hesitate to contact me at (403) 269-4400.  We look forward to your response.

Yours truly,

PARAMOUNT ENERGY OPERATING CORP.

Administrator of PARAMOUNT ENERGY TRUST

Cameron Sebastian

Vice President, Finance and Chief Financial Officer

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